NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following security issued by Bank of America Corporation (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Market-Linked Step Up Notes Linked to the S&P 500 Index, due
February 25, 2013 (suspended: 2/25/2013) Symbol: MQC

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue has matured on February 25, 2013. Accordingly, trading in the issue was suspended before the opening on the specified date.